EXHIBIT 21.1

Subsidiaries of the Company

Name of the Entity	State of Incorporation

Mercury Casualty Company	California
Mercury Insurance Company	California
Mercury Insurance Company of Illinois	Illinois
Mercury Insurance Company of Georgia	Georgia
Mercury Indemnity Company of Georgia	Georgia
Mercury Indemnity Company of America	Florida
California Automobile Insurance Company	California
California General Underwriters Insurance Company, Inc.	California
Mercury Insurance Services LLC	California
Mercury County Mutual Insurance Company*	Texas
American Mercury Insurance Company	Oklahoma
American Mercury Lloyds Insurance Company*	Texas
Mercury Select Management Company, Inc.	Texas
Auto Insurance Specialists LLC	California
AIS Management LLC	California
PoliSeek AIS Insurance Solutions, Inc.	Illinois
Animas Funding LLC	Delaware
Fannette Funding LLC	Delaware
Orion Indemnity Company	California
Mercury Plus Insurance Services LLC	California

*    Controlled by Mercury General Corporation